UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Dave, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23834J 10 2

(CUSIP Number)

January 5, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23834J102
1.	Names of Reporting Persons Norwest Venture Partners XIV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 18,645,614 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 18,645,614 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,645,614 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% of Class A common stock (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Norwest Venture Partners XIV, LP (“NVP XIV”), Genesis VC Partners XIV, LLC (“Genesis XIV”), NVP Associates, LLC (“NVP Associates”), Jeffrey Crowe (“Crowe”), Promod Haque (“Haque”) and Jon E. Kossow (“Kossow” and, with NVP XIV, Genesis XIV, NVP Associates, Crowe and Haque, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 18,645,614 shares of Class A common stock held by Norwest Venture Partners XIV, LP. Genesis XIV is the general partner of NVP XIV, NVP Associates is the managing member of Genesis XIV and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(3)	Calculation of the percentage of Class A common stock beneficially owned is based on 329,656,200 shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

CUSIP No. 23834J102
1.	Names of Reporting Persons Genesis VC Partners XIV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 18,645,614 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 18,645,614 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,645,614 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% of Class A common stock (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 18,645,614 shares of Class A common stock held by Norwest Venture Partners XIV, LP. Genesis XIV is the general partner of NVP XIV, NVP Associates is the managing member of Genesis XIV and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(3)	Calculation of the percentage of Class A common stock beneficially owned is based on 329,656,200 shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

CUSIP No. 23834J102
1.	Names of Reporting Persons NVP Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 18,645,614 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 18,645,614 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,645,614 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% of Class A common stock (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 18,645,614 shares of Class A common stock held by Norwest Venture Partners XIV, LP. Genesis XIV is the general partner of NVP XIV, NVP Associates is the managing member of Genesis XIV and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(3)	Calculation of the percentage of Class A common stock beneficially owned is based on 329,656,200 shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

CUSIP No. 23834J102
1.	Names of Reporting Persons Jeffrey Crowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 18,645,614 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 18,645,614 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,645,614 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% of Class A common stock (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 18,645,614 shares of Class A common stock held by Norwest Venture Partners XIV, LP. Genesis XIV is the general partner of NVP XIV, NVP Associates is the managing member of Genesis XIV and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(3)	Calculation of the percentage of Class A common stock beneficially owned is based on 329,656,200 shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

CUSIP No. 23834J102
1.	Names of Reporting Persons Promod Haque
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 18,645,614 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 18,645,614 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,645,614 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% of Class A common stock (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 18,645,614 shares of Class A common stock held by Norwest Venture Partners XIV, LP. Genesis XIV is the general partner of NVP XIV, NVP Associates is the managing member of Genesis XIV and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(3)	Calculation of the percentage of Class A common stock beneficially owned is based on 329,656,200 shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

CUSIP No. 23834J102
1.	Names of Reporting Persons Jon E. Kossow
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 18,645,614 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 18,645,614 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,645,614 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% of Class A common stock (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 18,645,614 shares of Class A common stock held by Norwest Venture Partners XIV, LP. Genesis XIV is the general partner of NVP XIV, NVP Associates is the managing member of Genesis XIV and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(3)	Calculation of the percentage of Class A common stock beneficially owned is based on 329,656,200 shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

Item 1.

	(a)	Name of Issuer Dave, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1265 South Cochran Ave Los Angeles, CA 90019

Item 2.

(a)

Name of Person Filing

Norwest Venture Partners XIV, LP (“NVP XIV”)

Genesis VC Partners XIV, LLC (“Genesis XIV”)

NVP Associates, LLC (“NVP Associates”)

Jeffrey Crowe (“Crowe”)

Promod Haque (“Haque”)

Jon E. Kossow (“Kossow”)

	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Entities:          NVP XIV                -      Delaware

Genesis XIV          -      Delaware

NVP Associates   -      Delaware

Individuals:  Crowe                     -      United States of America

Haque                    -      United States of America

Kossow                 -      United States of America

	(d)	Title of Class of Securities Class A common stock, par value $0.0001 (“Class A common stock”)
	(e)	CUSIP Number 23834J102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2022:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
NVP XIV (1)	18,645,614	0	18,645,614	0	18,645,614	18,645,614	5.7%
Genesis XIV (1)	0	0	18,645,614	0	18,645,614	18,645,614	5.7%
NVP Associates (1)	0	0	18,645,614	0	18,645,614	18,645,614	5.7%
Crowe (1)	0	0	18,645,614	0	18,645,614	18,645,614	5.7%
Haque (1)	0	0	18,645,614	0	18,645,614	18,645,614	5.7%
Kossow (1)	0	0	18,645,614	0	18,645,614	18,645,614	5.7%

(1)	Consists of 18,645,614 shares of Class A common stock held by Norwest Venture Partners XIV, LP. Genesis XIV is the general partner of NVP XIV, NVP Associates is the managing member of Genesis XIV and Crowe, Haque and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe, Haque and Kossow, may be deemed to share voting and investment authority over these shares.
(2)	Calculation of the percentage of Class A common stock beneficially owned is based on 329,656,200 shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Norwest Venture Partners XIV, LP

By	Genesis VC Partners XIV, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XIV, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jon E. Kossow

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A Common Stock of Dave, Inc. is filed on behalf of each of us.

Dated: February 14, 2023

Norwest Venture Partners XIV, LP

By	Genesis VC Partners XIV, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XIV, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jon E. Kossow